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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

1.   PRESS RELEASE DATED AUGUST 21, 2006

2.   PRESS RELEASE DATED SEPTEMBER 8, 2006

3.   PRESS RELEASE DATED OCTOBER 17, 2006

News Release                             For immediate release:  August 21, 2006

     Polyair Inter Pack Inc. announces agreement on sale of above ground pool business and management appointments


TORONTO, August 21, 2006 -- Polyair Inter Pack Inc. (TSE/AMEX: PPK) announced today that its wholly owned subsidiary, Cantar Pool Products Limited ("Cantar") has entered into an agreement with Northern Lights Recreation Co. for the sale of its above ground pool business. Northern Lights Recreation is a company owned by Steven Cohen who has been in the pool business for 35 years. The agreement provides for the purchaser to acquire intellectual property, inventory, equipment and goodwill associated with the segment of Cantar's business comprising the manufacture, distribution and sale of above ground swimming pools. The assets being sold do not include those related to the manufacture of pool equipment and the accounts receivable. The sale is expected to be completed by September 5th, 2006 after satisfaction of all conditions outlined in the asset purchase agreement. The amount of proceeds will be determined pursuant to a physical verification of inventory, and net proceeds of the sale will be applied to pay down bank debt.

Polyair also announced the appointment of Victor D'Souza, as its interim CEO and of Michael Freel to the position of Director of Finance. The recent appointments and sale of the above ground pool business are part of the Company's announced strategy to exit from the pool business and to improve its overall profitability. In its packaging division, which after the sale of the pool business will be the Company's principal business, the Company is undertaking a reorganization of its operations with a view to reduce operating expenses and improve its working capital position.


Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging division manufactures and distributes a wide range of protective packaging products. These products are sold to distributors and retailers across North America. The company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the company's reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc
Phone: (416) 679-6591
Email: sreay@polyair.com

News Release                           For immediate release:  September 8, 2006

     Polyair Inter Pack Inc. completes sale of above-ground pool business, and announces agreement to sell pool equipment business.


TORONTO, September 8, 2006 -- Polyair Inter Pack Inc. (TSX/AMEX: PPK) announced today that its wholly owned subsidiary, Cantar Pool Products Limited ("Cantar") has concluded the previously announced sale of its above-ground pool business. Proceeds of this sale will be used to retire bank debt.

Cantar has also entered into an agreement in principle to sell its pool equipment business to Montreal-based Competition Pools Inc. The agreement provides for the sale of inventory, equipment and intellectual property associated with the segment of Cantar's business comprising the manufacture, distribution and sale of pool equipment. Proceeds of the sale, which will be based on a pre-closing inventory count, will be used to retire bank debt. The purchaser will provide warranty and parts support to Cantar's existing customers. The sale is expected to be completed by no later than September 30th, 2006.

Polyair Inter Pack Inc. has reported its Pool Division as a discontinued operation for financial statement purposes and it will record a charge against its third quarter earnings to reflect the write down of assets values that it will realize on the sale of the pool and pool equipment business units.


Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging Division manufactures and distributes a wide range of protective packaging products. These products are sold to distributors and retailers across North America. The Company operates nine manufacturing facilities, seven of which are in the United States where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the Company's reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc.
Phone: (416) 679-6591
Email: sreay@polyair.com

News Release                             For Immediate Release: October 17, 2006

     Polyair Inter Pack Inc. announces financing for its packaging business Canadian pool subsidiary obtains CCAA protection

TORONTO, October 17, 2006 - Polyair Inter Pack Inc. ("PPK" or the "Company") (TSX/AMEX: PPK) announced today two significant developments toward meeting its previously announced objective to focus on its core packaging business.

PPK has entered into an agreement with Power Capital (Americas) Ltd. whereby one of its affiliates will lend US$5,000,000 to certain packaging subsidiaries of PPK (each a "Borrower"). The debentures will mature in 36 months and will be pre-payable at any time without penalty. The debentures will be secured by the assets of the Borrowers ranking junior only to PPK's existing working capital facility and term debt. The debentures will carry the right to acquire up to 20% in total of the equity of the Borrowers for nominal consideration. The agreement requires completion of the transaction by November 15, 2006 and is subject to the execution of definitive documentation and other customary conditions.

The Company also announced that its wholly owned Canadian subsidiary, Cantar Pool Products Limited ("Cantar") has obtained an Order under the Companies' Creditors Arrangement Act ("CCAA") from the Ontario Superior Court of Justice today. The Order grants an initial 30-day stay of proceedings to Cantar to provide it with an opportunity to propose a Plan of Arrangement to its creditors.

A. Farber & Partners Inc. has been appointed Monitor under the Order. The Court also made Orders allowing Cantar to complete the previously announced sale of its pool equipment business and to allow the sale of remaining equipment associated with the above-ground pools business. The CCAA documents may be accessed at the Monitor's website at www.afarber.com.

The Order does not affect Polyair's packaging business which operates as a stand-alone business through separate subsidiaries and it will continue to operate in the normal course.

Mr. Victor D'Souza, interim Chief Executive Officer of the Company, stated that "This financing will assist in the restoration of the liquidity of the Company's packaging subsidiaries and will enable the Company to focus on this core business."

Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging division manufactures and distributes a wide range of protective packaging products. These products are sold to distributors and retailers across North America. The Company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the Company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the Company's reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack Inc. is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc.
Phone: (416) 679-6591
Email: sreay@polyair.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: October 17, 2006                  By:/s/MICHAEL FREEL
                                        Michael Freel, Director of Finance